UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

COMMUNIQUÉ

EMBRAER S.A.

EMBRAER OVERSEAS LIMITED

EMBRAER ANNOUNCES RESULTS OF EARLY EXCHANGE PERIOD OF THE EXCHANGE OFFER AND CONSENT SOLICITATION

FOR THE OUTSTANDING

6.375% NOTES DUE 2017 AND 6.375% NOTES DUE 2020

ISSUED BY EMBRAER OVERSEAS LIMITED AND GUARANTEED BY EMBRAER S.A.

Embraer S.A. (“Embraer”) hereby announces the results of the early exchange period of the Exchange Offer (the “Early Exchange Period”) that commenced on August 28, 2013 whereby the 6.375% Notes due 2017 (the “2017 Notes”) and 6.375% Notes due 2020 (the “2020 Notes” and together with the 2017 Notes, the “Old Notes”) issued by Embraer Overseas Limited (the “Issuer”) and guaranteed by Embraer held by Eligible Holders (as defined below) may be exchanged for newly issued U.S. dollar-denominated Senior Notes (the “New Notes”) due 2023 issued by the Issuer and guaranteed by Embraer (the “Exchange Offer”).

As of the end of the Early Exchange Period, which commenced on August 28, 2013 and closed on September 11, 2013 at 5:00 p.m. (New York City time), U.S.$144.0 million aggregate principal amount of 2017 Notes and U.S.$331.5 million aggregate principal amount of 2020 Notes were validly tendered in exchange for New Notes. This represents approximately 54.0% of the total outstanding Old Notes. Embraer will accept all Old Notes that were validly tendered and expects that delivery of New Notes and cash with respect to such validly tendered and accepted Old Notes will occur on the Early Participation Settlement Date, which is expected to be September 16, 2013. Based on the Exchange Ratios below, Embraer expects to issue approximately U.S.$532 million aggregate principal amount of New Notes in exchange for such validly tendered and accepted Old Notes.

On the Early Participation Settlement Date, eligible holders of Old Notes that were validly tendered and accepted will receive the Total Exchange Price (as defined below) and also a cash payment equal to the accrued and unpaid interest on such Old Notes up to, but not including, the applicable Settlement Date and amounts due in lieu of fractional amounts of New Notes.

In conjunction with the Exchange Offer, the Company is also soliciting consents to proposed amendments to the indentures governing each of the Old Notes (the “Consent Solicitation”). The proposed amendments to the indenture governing the 2020 Notes will be adopted as a result of the requisite consents being obtained from a majority of the aggregate principal amount of 2020 Notes. The requisite consents required for the proposed amendments to the indenture governing the 2017 Notes have not yet been received. The proposed amendments to the indenture governing the 2017 Notes will be adopted if they are received prior to 11:59 p.m. (New York City Time) on September 25, 2013, unless extended (such time and date, as the same may be extended, the “Expiration Date”). The Exchange Offer and Consent Solicitation are being conducted by Embraer upon the terms and subject to the conditions set forth in a confidential offering memorandum dated August 28, 2013 (the “Offering Memorandum”) and related letter of transmittal.

The “Total Exchange Price,” for each series of Old Notes, will equal the discounted value on the Early Participation Settlement Date (as defined above) of the remaining payments of principal and interest (excluding accrued and unpaid interest to but not including the Early Participation Settlement Date) per U.S.$1,000 principal amount of the tendered series of Old Notes through the maturity date of such series of Old Notes, using a yield equal to 2.606% for the 2017 Notes and 4.226% for the 2020 Notes, determined based on the sum of (i) the bid-side yield on the Reference Treasury, as of 2:00 P.M. (New York City time) on September 12, 2013 (the “Pricing Time”), as displayed on the Bloomberg Government Pricing Monitor Page PX1 plus (ii) the applicable fixed spread specified in the table on the front cover of the Offering Memorandum for the applicable tender of such series of Old Notes.

The Total Exchange Price for the 2017 Notes is $1,120.31; the Total Exchange Price for the 2020 Notes is $1,118.31. For each U.S.$1,000 principal amount of Old Notes tendered and accepted for exchange by the Company, the principal amount of New Notes to be issued will be equal to the Exchange Ratio multiplied by U.S.$1,000. The “Exchange Ratio” means the ratio determined by dividing the Total Exchange Price by U.S.$1,000.

The Issuer intends to delist the 2020 Notes from the New York Stock Exchange.

The New Notes will bear interest at a rate of 5.696% per annum, which is equal to the sum of (i) the bid-side yield of 2.896% on the 2.50% U.S. Treasury Note due August 15, 2023 as of the Pricing Time (based on the bid-side price indicated on the Bloomberg Government Pricing Monitor Page PX1 as of the Pricing Time), and (ii) 2.80% (280 basis points). Interest will accrue from, and including, the Early Participation Settlement Date of September 16, 2013 and will be payable semi-annually in arrears on March 16 and September 16 of each year, commencing on March 16, 2014. The New Notes will mature on September 16, 2023.

The Issuer and the Guarantor intend to enter into a Registration Rights Agreement with the dealer managers for the Exchange Offer (the “Registration Rights Agreement”). The interest rate on the New Notes may increase in certain circumstances if the Issuer is not in timely compliance with its obligation to exchange or register the Notes pursuant to the terms of the Registration Rights Agreement.

The Exchange Offer and Consent Solicitation is being solicited only from holders of Old Notes: (a) who are “qualified institutional buyers,” or “QIBs,” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”); and (b) outside the United States to holders of Old Notes who are persons other than “U.S. persons”, as defined in Regulation S under the Securities Act, and who are eligible to participate in the Exchange Offer and Consent Solicitation pursuant to the securities laws of the jurisdiction in which they are located. Holders of Old Notes who: (i) are eligible to participate in the Exchange Offer and Consent Solicitation pursuant to at least one of the foregoing conditions; and (ii) held Old Notes as of the Expiration Date are referred to herein as “Eligible Holders”.

None of the Exchange Offer, the Consent Solicitation or the New Notes have been registered, and will not be registered, under the Securities Act, or under the securities laws of any other jurisdiction, except as contemplated by the Registration Rights Agreement. The New Notes may not be offered within the United States or to, or for the account or benefit of, U.S. persons, except to Eligible Holders in compliance with Rule 144A or Regulation S under the Securities Act, as applicable. Only Eligible Holders are authorized to receive or review the Offering Memorandum or to participate in the Exchange Offer and Consent Solicitation.

The Exchange Offer and the New Notes have not been, and will not be, registered with the Brazilian Comissão de Valores Mobiliários (CVM). The Exchange Offer and the New Notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The Exchange Offers and the New Notes are not being offered into Brazil.

The Exchange Offer is not being made to persons in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

For more information, contact D.F. King & Co., Inc., the exchange agent and information agent for the Exchange Offer and Consent Solicitation (the “Exchange Agent”), by phone at +1-212-269-5550 or +1-800-207-3158 (toll-free in the U.S.), or by email at embraer@dfking.com.

Documents in connection with the Exchange Offer are available at the offices of the Exchange Agent, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Attn: Elton Bagley.

For further information, please contact:

+55-12-3927-4404 or investor.relations@embraer.com.br

This press release may include declarations about Embraer’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Embraer cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the markets in which Embraer operates; (b) the global economy; (c) capital markets; (d) the aircraft production business and its dependence upon the global economy, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Embraer operates. To obtain further information on factors that may give rise to results different from those forecast by Embraer, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM) and with the SEC, including Embraer’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

São José dos Campos, September 12, 2013.

José Antonio de Almeida Filippo

Executive Vice-President and Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Executive Vice-President and Chief Financial and Investor Relations Officer